U.S. SECURITIES AND EXCHANGE COMMISSION
                     Washington D.C.  20549

                             FORM 4

           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

              Filed pursuant to Section 16(a) of the
                 Securities Exchange Act of 1934,
                       Section 17(a) of the
            Public Utility Holding Company Act of 1935
      or Section 30(h) of the Investment Company Act of 1940

[   ]  Check this box if no longer subject to Section 16.
       Form 4 or Form 5 obligations may continue.  See
       Instruction 1(b).

1. Name and Address of Reporting Person (If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

     Gary M. McKeown
     R. D. 3, Box 488
     Latrobe, PA 15650-9325

2.   Issuer Name and Ticker or Trading Symbol

     AmeriServ Financial, Inc.        ASRV

3.   I.R.S. Identification Number of Reporting Person, if an
     Entity (Voluntary)

     _____________________

4.   Statement for Month/Day/Year

	5/1/03

5.   If Amendment, Date of Original (Month/Day/Year)

     ____/____/____

6. Relationship of Reporting Person to Issuer (Check all applicable)

     [   }  Director               [   ]  10% Owner
     [ X ]  Officer                [___]  Other
            (give title below)            (specify below)
            Senior Vice President & Chief Lending Officer of
		AmeriServ Financial Bank, a subsidiary of ASRV

7.   Individual or Joint/Group Filing
     (Check applicable line)

     [ X ]  Form filed by One Reporting Person
     [   ]  Form File by More than One Reporting Person



          Table I - Non-Derivative Securities Acquired,
                Disposed of, or Beneficially Owned

REMINDER:  Report on a separate page for each class of
           securities beneficially owned directly or indirectly

1.   Title of Security
     (Instr. 3)

	Common Stock

2.   Transaction Date (Month/Day/Year)



2A.  Deemed Execution Date, if any (Month/Day/Year)



3.   Transaction Code
     (Instr. 8)

     Code _____ V _____

4.   Securities Acquired (A) or Disposed of (D)
     (Instr. 3, 4 and 5)



     (A) ____ or (D) _____



5.   Amount of Securities Beneficially Owned Following Reported
     Transaction(s)
     (Instr. 3 and 4)

     1,000(D)


6.   Ownership Form:  Direct (D) or Indirect (I)
     (Instr 4)

     (D) ____

     (I) ____

7.   Nature of Indirect Beneficial Ownership
     (Instr. 4)




          Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



                 Table II - Derivative Securities
           Acquired, Disposed of, or Beneficially Owned
  (e.g., puts, calls, warrants, options, convertible securities)

REMINDER:  Report on a separate page for each class of
           securities beneficially owned directly or indirectly

1.   Title of Derivative Security
     (Instr. 3)

     2001 Stock Incentive Plan (Right to Buy)

2.   Conversion or Exercise Price of Derivative Security

     $3.49

3.   Transaction Date (Month/Day/Year)

     __4_/_1__/_03_

3A.  Deemed Execution Date, if any (Monty/Day/Year)

     ____/____/____

4.   Transaction Code
     (Instr. 8)

     Code ___J(1)     V ___X___

5.   Number of Derivative Securities Acquired (A) or
     Disposed of (D)
     (Instr. 3, 4, and 5)

     (A) 2,500
     (D) _______

6.   Date Exercisable and Expiration Date (Month/Day/Year)

     Date Exercisable __4_/__1_/__04
     Expiration Date  __4_/__1_/__13

7.   Title and Amount of Underlying Securities
     (Instr. 3 and 4)

     Title:  _Common Stock PV $2.50

     Amount or Number of Shares:  2,500

8.   Price of Derivative Security
     (Instr. 5)

     $3.49

9.   Number of Derivative Securities Beneficially Owned
     Following Reported Transaction(s)
     (Instr. 4)

     2,500

10.  Ownership Form of Derivative Security:  Direct (D) or
     Indirect (I)
     (Instr. 4)

     Direct (D) ___X___
     Indirect (I) _______

11.  Nature of Indirect Beneficial Ownership
     (Instr. 4)

     _____________________

Explanation of Responses:
(1)Grant to reporting person of options to purchase 2,500 shares of common stock under the 2001 Stock Incentive Plan. The options shall vest in three equal installments commencing on the first anniversary of the Grant Date.



/s/ Betty L. Jakell______________     ____5/1/03______
**Signature of Reporting Person                 Date
Attorney-in-Fact for Gary M. McKeown

**   Intentional misstatements or omissions of facts constitute
     Federal Criminal Violations.  See 18 U.S.C. 1001 and
     15 U.S.C. 78ff(a).

NOTE: File three copies of this Form, one of which must be manually signed. If space is insufficient, see
       Instruction 6 for procedure.


Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid
OMB control number.